CONVENIENCE TRANSLATION OF FINANCIAL
STATEMENTS AND REPORT OF INDEPENDENT AUDITORS
ORIGINALLY ISSUED IN TURKISH -
SEE NOTE 45 TO THE FINANCIAL STATEMENTS

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements Together With Review Report of Independent Auditors June 30, 2006

(Convenience Translation of Financial Statements and Report of Independent Auditors Originally Issued in Turkish - See Note 45 to the Financial Statements)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

TABLE OF CONTENTS

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of Report Originally Issued in Turkish - See Paragraph 4 Below)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Shareholders of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have reviewed the accompanying consolidated interim balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi and its subsidiaries (the Group) as of June 30, 2006 and the related consolidated income statement for the interim period then ended in accordance with the principles and rules for review engagements issued by the Capital Market Board (CMB). Our review of the interim consolidated balance sheet and consolidated statement of income is limited as compared to the examination of the annual financial statements that are made in accordance with the generally accepted auditing standards. Our review is limited primarily to information gathering and analytical procedures applied to analyse the system used during the preparation of the consolidated interim balance sheet and income statement and is conducted in accordance with the review techniques required by review rules and principles. Therefore our review report should be considered on different grounds than the annual independent auditors' report.

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements referred to above are not presented fairly, in accordance with the accounting standards issued by the CMB (Note 2) and with the principles and rules for the preparation of interim financial statements.

As disclosed in Note 9 to the accompanying consolidated financial statements, major portion of the Group's sales are conducted through its related parties.

Additional paragraph for convenience translation to English :

The effect of the differences between the accounting principles summarized in Note 2 to the accompanying financial statements and the accounting principles generally accepted in countries in which the financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the accompanying financial statements. The accounting principles used in the preparation of the accompanying financial statements differ from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the financial statements are not intended to present the Company's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the accompanying financial statements and IFRS.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular, SMMM
SMMM

August 10, 2006
İstanbul, Turkey.

CONSOLIDATED BALANCE SHEET
As of June 30, 2006
(Currency – Thousands of New Turkish Liras (YTL))

ASSETS	Notes	Reviewed June 30, 2006	Audited December 31, 2005
Current Assets		**1.415.160**	1.120.255
Cash and cash equivalents	4	**647.433**	483.726
Investment securities	5	**10.446**	10.324
Trade receivables from third parties (net)	7	**151.524**	188.841
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	**405.980**	266.439
Other receivables (net)	10	**2.456**	1.622
Biological assets (net)	11	-	-
Inventories (net)	12	**173.514**	148.527
Receivables from construction projects in progress (net)	13	-	-
Deferred tax asset	14	-	-
Other current assets	15	**23.807**	20.776
Non-current Assets		**878.698**	812.740
Trade receivables from third parties (net)	7	-	-
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	-	-
Other receivables (net)	10	**21.161**	7.286
Available for sale financial assets (net)	16	**30.684**	30.684
Positive/negative goodwill (net)	17	-	-
Investment properties (net)	18	-	-
Property, plant and equipment (net)	19	**534.955**	486.666
Intangibles (net)	20	**248.411**	143.853
Deferred tax asset	14	**43.441**	144.194
Other non-current assets	15	**46**	57
Total Assets		**2.293.858**	1.932.995

The accompanying policies and explanatory notes on pages 5 through 40 form and integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As of June 30, 2006
(Currency – Thousands of New Turkish Liras (YTL))

LIABILITIES	Notes	Reviewed June 30, 2006	Audited December 31, 2005
Current Liabilities		**1.011.319**	732.577
Short-term bank borrowings (net)	6	**21.258**	102.395
Current portion of long-term bank borrowings (net)	6	**83.702**	48.348
Short-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	-
Trade payables to third parties (net)	7	**238.527**	153.454
Trade payables to related parties (net)	9	**509.265**	326.976
Advances taken	21	-	-
Progress billings amounts of construction in progress (net)	13	-	-
Provisions	9, 23	**144.839**	66.420
Deferred tax liability	14	-	-
Other current liabilities (net)	10	**13.728**	34.984
Non-current Liabilities		**346.023**	162.141
Long-term bank borrowings (net)	6	**295.831**	115.743
Long-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	-
Trade payables to third parties (net)	7	-	-
Trade payables to related parties (net)	9	-	-
Advances taken	21	-	-
Provisions	23	**50.192**	46.398
Deferred tax liability	14	-	-
Other current liabilities (net)	10	-	-
Minority interest	24	-	-
Shareholders' Equity		**936.516**	1.038.277
Paid-in share capital	25	**500.000**	500.000
Adjustments to share capital and equity instruments	25	-	-
Capital reserves		**367.881**	368.486
Share premium		-	-
Gain on cancellation of shares		-	-
Revaluation fund		-	-
Revaluation surplus of financial assets	16	**18.346**	18.951
Inflation adjustment on equity items	26	**349.535**	349.535
Profit reserves	27-28	**(19.785)**	58.721
Legal reserves		-	-
Statutory reserves		-	-
Extraordinary reserves		-	-
Special funds		-	-
Gain on sale of fixed assets and financial assets subject to share capital increase		-	-
Foreign currency translation adjustment		-	-
Cumulative gain on the hedging		**(19.785)**	58.721
Net income for the period		**27.350**	141.845
Transfer from net income for the period of gain on sale of fixed asset to share capital	26,38	-	(31.632)
Retained earnings	27-28	**61.070**	857
Total Liabilities and Shareholders' Equity		**2.293.858**	1.932.995

The accompanying policies and explanatory notes on pages 5 through 40 form and integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the interim period ended June 30, 2006
(Currency – Thousands of New Turkish Liras (YTL))

	Notes	Reviewed June 30, 2006 Cumulative	Unaudited June 30, 2006 First Quarter	Reviewed June 30, 2005 Cumulative	Unaudited June 30, 2005 First Quarter
Operational Income					
Net sales	36	**1.497.408**	**892.354**	1.264.398	726.052
Cost of sales (-)	36	**(1.326.024)**	**(771.331)**	(1.145.940)	(644.316)
Service income (net)		**1.152**	**148**	-	-
Other income from operational activities (net)	36	**20.404**	**11.806**	31.467	13.519
Gross Operational Profit		**192.940**	**132.977**	149.925	95.255
Operating expenses (-)	37	**(128.626)**	**(71.411)**	(127.089)	(70.077)
Net Operational Profit / (Loss)		**64.314**	**61.566**	22.836	25.178
Other operating income	38	**7.179**	**3.651**	45.450	40.164
Other operating expense (-)	38	**(10.888)**	**(10.799)**	(30)	(30)
Financial income / (expense)	39	**49.381**	**27.886**	29.495	21.911
Operating Profit		**109.986**	**82.304**	97.751	87.223
Net monetary loss	40	-	-	-	-
Minority interest	24	-	-	-	-
Net Income Before Provision for Taxes		**109.986**	**82.304**	97.751	87.223
Taxation	41	**(82.636)**	**(80.753)**	(17.331)	(18.822)
Net Income / (Loss)		**27.350**	**1.551**	80.420	68.401
Weighted average number of shares (thousand shares with 1 New Turkish Kuruş each)		**50.000.000**	**50.000.000**	50.000.000	50.000.000
Earnings per share (New Turkish Kuruş)	42	**0,055**	**0,003**	0,160	0,137

The accompanying policies and explanatory notes on pages 5 through 40 form and integral part of the consolidated financial statements.

(Currency – Thousands of New Turkish Liras (YTL))

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company - Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles under licenses from Fiat Auto S.p.A. (Fiat). The Company, which is a member of Koç Holding A.Ş. and Fiat, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4-5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa. The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat cars. The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE).

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat (see Note 9).

As of June 30, 2006, consolidated subsidiaries of the Company are as follows:

Name of the Company	Operating Area	Percentage of Ownership	
		June 30, 2006	December 31, 2005
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK)	Consumer financing	**99.9**	99.9
Mekatro Araştırma Geliştirme A.Ş.	Research and development	**97.0**	97.0
Platform Araştırma Geliştirme Tasarım ve Ticaret A.Ş.	Research and development	**99.0**	99.0
Fer Mas Oto Ticaret A.Ş	Trading of automobile and spare parts	**99.4**	99.4

For the purpose of the consolidated financial statements, the Company and its consolidated subsidiaries are referred to as "the Group".

The average number of personnel in accordance with their categories is as follows;

	June 30, 2006	December 31, 2005
Blue-collar	**3.646**	3.548
White-collar	**948**	892
Total number of personnel	**4.594**	4.440

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements of the Group have been prepared in accordance with accounting and reporting standards (CMB Accounting Standards) as prescribed by Turkish Capital Market Board (CMB). CMB has issued communiqué no. XI-25 "Communique on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communique CMB stated that alternatively application of accounting standards prescribed by the International Accounting Standards Board (IASB) and International Accounting Standards Committee (IASC) will also be considered to be compliant with CMB Accounting Standards.

(Currency – Thousands of New Turkish Liras (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On March 17, 2005, CMB has issued a resolution and declared that application of inflation accounting is no longer required for companies operating in Turkey and reporting under CMB Accounting Standards, with effect from January 1, 2005. Financial statements have been prepared under the alternative application defined by CMB as explained above. The financial statements and footnotes are presented using the compulsory standard formats as prescribed by CMB.

The consolidated financial statements were authorized for issue on August 10, 2006 by the Board of Directors of the Group and signed by Nezih Olcay, Accounting, Finance and Control Director and Selçuk Öncer, Accounting Director, representing Board of Directors. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Functional Currency and Reporting Currency

In accordance with CMB announcement No. 11/367 dated March 17, 2005; since the objective conditions for the application of restatement is no longer available the financial statements after December 31, 2004 are not restated for the effects of inflation. Per State Instute of Statistics announcement for wholesale price index; as of June 30, 2006, the cumulative three year inflation rates was 35,8% while for the twelve months periods ending of the same date, the annual inflation rate is 13,1 %.

The main guidelines for the above mentioned restatement are as follows:

- Non-monetary assets, liabilities and shareholders' equity including share capital reported in the consolidated balance sheet as of June 30, 2006 and December 31, 2005 are derived by indexing the additions occurred until December 31, 2004. The additions after this date are carryied with their nominal amounts.

- All the items in the income statement for the period ended June 30, 2006 and 2005 are stated with their historical values except for (i) the depreciation and amortization expenses that are calculated based on gross book values of tangible and intangible assets that are restated until December 31, 2004 and nominal values of additions after January 1, 2005; and (ii) the gain /loss on sales of those assets.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The control relation is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. During consolidation inter-company balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. ACCOUNTING POLICIES AND PRINCIPLES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts and that are subject to an insignificant risk of change in value.

Cash and cash equivalent balances in the consolidated cash flow statements is not include the cash amounts with original maturity of three months or more.

Investments and Other Financial Assets

Held- to- maturity investments

Financial assets with fixed or determinable payments and fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity.

Investments that are intended to be held to maturity are measured at amortised cost by using effective interest rate. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Interest income of held-to-maturity investments is included in income statement.

As of June 30, 2006 and December 31, 2005 the Group does not have any held-to-maturity investments.

Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available for sale financial assets are measured at fair value. Gains or losses on remeasurement to fair value are recognized as a separate component of equity (Not 16). The interest income, which is computed by using effective interest rate is recognized in the income statement

During 2005, the Group has sold its investment securities which are classified as held to maturity before their maturities. Based on the provisions of IAS 39 (Financial Instruments: Recognition and Measurement), an entity is not allowed to classify any financial assets as held-to-maturity if the entity has, during the current financial year or the two preceding financial years, sold or reclassified more than an insignificant amount of held-to maturity investments before maturity other than the specific exceptions provided in the Standard. The track record of the sales made by the Group from its held-to-maturity investment securities portfolio indicates that the Group stands ready to sell its held-to-maturity investment securities in response to changes in market interest rates, and therefore, the positive intention to hold these marketable securities to maturity does not exist. Accordingly, the entire portfolio of the Group is reflected in available for sale category and be subjected to measurement criteria of available for sale securities.

Loans (Consumer Financing Loans)

Consumer financing loans originated by KFK are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. When a loan is deemed uncollectible, it is written off against the related provision for impairment. Subsequent recoveries are credited to the income statement if previously written off.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Trade Receivables

Trade receivables have a maturity range of 30-90 days and are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Trade Payables

Trade payables have average maturities changing between 30-90 days and consist of amounts invoiced or not related with the realized material or service purchases, and are carried at amortized cost.

Inventories

Inventories are valued at the lower of cost or net realizable value after provision for obsolete items. Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials - purchase cost on a monthly average basis; finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The scrap inventory is written off when identified.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred. Expenditures are added to cost of assets if the expenditures provide economic added value for the future use of the related PP&E.

Depreciation is computed on a straight-line basis over the estimated useful lives. The depreciation terms are as follows;

	Starting from January 1, 2006	Upto December 31, 2005
Land improvements	33 years	33 years
Buildings	33 years	25 years
Leasehold improvements	30 years	30 years
Machinery and equipment	12 - 14 years	8 - 12 years
Motor vehicles	4 - 8 years	4 - 5 years
Furnitures and fixtures	8 years	6 - 8 years
Moulds and models	6 - 8 years	6 - 8 years

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

The Group has performed a review of the useful lives of its fixed assets and revised the useful lives of certain assets effective from January 1, 2006. The effect of this revision on the financial statements as of June 30, 2006 is to decrease the depreciation expense by YTL 15.062.

In case of any indication of the impairment in the carrying value of property, plant and equipment, the recoverable amount is re-assessed and provision for impairment is reflected in the financial statements.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the their useful lives (5 years). The depreciation period for the intangibles capitalized in relation with the new models will be started after the production of these models is started. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

The costs related to the development projects are capitalized when the above criteria are first met (Note 20).

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method. Interest income is suspended when loans become doubtful or when the borrower defaults.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Service income is recognized when the service is rendered and the amount is reliably measured.

Dividend income is recognized when the Group has the right to receive the dividend payment.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

All the normal sales or purchase transactions of financial assets are recorded at the transaction date, that the Group guarranteed to purchase or sell the financial asset. These transactions generally require the transfer of financial asset in the period specified by the general conditions and the procedures in the market.

Borrowing Costs

Borrowing costs are expensed as incurred. Except for the interest on loans obtained in relation with the investment of Mini Cargo model which is capitalised over the fixed assets acquired inconnection with this project.

Fair Value of Financial Instruments

The fair values of the financial instruments are determined in accordance with the following methods and assumptionsas follows:

Financial Assets

Monetary assets for which fair value approximates carrying value are carried at cost in the financial statements and consists of cash and cash equivalents, their interest accruals, and other financial assets; and considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of accounts receivable along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value including accounts payable, short-term bank borrowings and other monetary liabilities are considered approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of accounts payable along with the related allowance for unrealized cost is estimated to be their fair values.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against the deductible temporary differences. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred taxes arising from income and expenses accounted under equity are also recorded under equity.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Reserve for Employee Termination Benefits

Defined Benefit Plans

In accordance with existing social legislation, the Group is required to make lump sum termination indemnities to each employee who has completed one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statement, the Group has reflected a liability calculated using "Projected Unit Credit Method" and based upon factors derived using the Group's experience of personnel terminating their services and being eligible to receive benefits, discounted by using the current market yield at the balance sheet date on government bonds. All actuarial gains and losses calculated are reflected in the income statement.

Defined Contribution Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realises the payment of such premiums. Social security premiums are reflected in the personnel expenses as they accrue. During 2006, the Group had social security premium expenses amounting to YTL 12.715 (December 31, 2005 - YTL 25.189).

Earnings / Loss per Share

Earnings per share disclosed in the income statement are determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Group, are regarded similarly.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Provisions, Contingent Assets and Liabilities

Provisions

A provision is recognized when, and only when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recognized by the amortized amount as of balance sheet date in case that the monetary loss is material. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Warranty Provision

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment. Warranty provision is periodically reviewed and reassessed in accordance with the realized expenses in the previous periods.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Foreign Curreny Transactions and Translation

Income and expenses arising in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates, which is announced by Turkish Republic Central Bank. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Use of Estimates

The preparation of financial statements requires Group management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Warranty provision, reserve for employee termination and other provisions are relying significant estimates and judgments. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Financial Risk Management Objectives and Polices

The Group's principal financial instruments comprise cash and short-term deposits, consumer financing loans, investment securities and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and interest rate risk. The management reviews and agrees policies for managing each of these risks which are summarised below. The Group monitors the market price risk arising from all financial instruments.

Credit Risk

Other than its related parties, the Group trades with only with recognized, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

There are no significant concentrations of credit risk within the Group, other than the disclosed balances and transactions with the related parties.

Interest Rates Risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency Risk

The Group is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to New Turkish lira. The currency risks are monitored and limited by the analysis of foreign currency position.

(Currency – Thousands of New Turkish Liras (YTL))

4. CASH AND CASH EQUIVALENTS

	June 30, 2006	December 31, 2005
Cash on hand	90	23
Cash at banks		
-demand deposits	32.546	22.862
-time deposits	614.851	460.891
Payment orders	(54)	(50)
Other cash equivalents	-	-
Total	647.433	483.726

The breakdown of time deposits are as follows:

	June 30, 2006		December 31, 2005	
	Amount (YTL Equivalent)	Effective interest rate per annum (%)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	475.949	15 - 21	361.536	7 - 19
Denominated in USD	2.166	5,81	986	2,85
Denominated in EUR	136.736	3,1 - 3,8	98.369	2,85
Total	614.851		460.891	

As of June 30, 2006, the maturities of time deposits are between a week and four months (December 31, 2005 - between a week and one months). The total amount of time deposits with maturities exceeding three months is YTL 10.000. (December 31, 2005 - YTL 25.000) Accordingly, for the purposes of cash flow statement the cash and cash equivalents as of June 30, 2006 is YTL 637.433 (December 31, 2005 - YTL 458.726) . The time deposits bear fixed interest rates.

5. INVESTMENT SECURITIES

As of June 30, 2006, the investment securities which are classified as available for sale securities amounting to YTL 10.446 comprised of Turkish Government Bonds with a maturity of September 27, 2006. The interest rates of such securities are 14,7% per annum (December 31, 2005 - YTL 10.324; interest rate 14,7%).

6. FINANCIAL LIABILITIES

a) Short-term Bank Borrowings

	June 30, 2006			December 31, 2005		
	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)	Amount n Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings						
Denominated in YTL	-	18.409	12 - 10	-	21.270	12
Denominated in EUR	1.107	2.225	3,75 - 4,64	50.800	80.645	2,99
Accrued interest		624			480	
Total		21.258			102.395	

b) Long-term Bank Borrowings

	June 30, 2006			December 31, 2005		
	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)	Amount n Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings						
Denominated in EUR	187.491	376.764	6 Months Euribor-0,36%- 6 Months Euribor+1,64%	102.072	162.040	Euribor+0,9%
Accrued interest	1.378	2.769		1.292	2.051	
Less: Current portion of long-term bank borrowings	(41.653)	(83.702)		(30.455)	(48.348)	
Total	147.216	295.831		72.909	115.743	

YTL loans bear fixed interest rates while Euro loans bear variable interest rate.

The repayment schedule of the long-term bank borrowings as of June 30, 2006 is as follows:

	June 30, 2006	December 31, 2005
2007	**29.302**	46.298
2008	**58.604**	46.298
2009 and after (*)	**207.925**	23.147
Total	**295.831**	115.743

(*) Repayment of the long-term loans amounting to YTL 178.623 obtained in relation with the investment for Mini Cargo model will be made between 2008 and 2015 in equal installments.

The Euro denominated long-term loans were obtained to finance the investment to manufacture Doblo and Mini Cargo light commercial vehicles. According to the manufacturing agreements signed by the Group, the repayment obligations related loans obtained for (i) Doblo is guaranteed by Fiat and (ii) Mini Cargo is by Fiat and Peugeot Citroen Automobiles SA (PSA) through future purchases. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat and PSA.

(Currency – Thousands of New Turkish Liras (YTL))

7. TRADE RECEIVABLES AND PAYABLES

a) Trade Receivables

	June 30, 2006	December 31, 2005
Accounts receivables	**152.378**	188.686
Notes receivable and due dated checks	**23**	612
Doubtful trade receivables	**469**	469
	152.870	189.767
Less: Provision for doubtful receivables	**(467)**	(467)
Less: Discount	**(879)**	(459)
Total	**151.524**	188.841

As of June 30, 2006, the letter of guarrantees, guarrantee notes and direct debit system limit (*) obtained as collateral for trade receivables amounted to YTL 15.255, YTL 7.155 and YTL 142.865, respectively (December 31, 2005 - YTL 122.903, YTL 232 and none).

(*) Represents the payment guarrantee limit granted by the banks to their customers based on their transaction volume.

b) Trade Payables

	June 30, 2006	December 31, 2005
Trade payables	**240.230**	153.989
Less: Discount	**(1.703)**	(535)
Total	**238.527**	153.454

8. FINANCE LEASE OBLIGATIONS AND RECEIVABLES

As of June 30, 2006 and December 31, 2005, the Group does not have any leasing obligation or receivable.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES

Related party balances

Due from related parties	June 30, 2006	December 31, 2005
Fiat	**347.881**	212.191
Birmot A.Ş. (Birmot - Subsidiary of Koç Holding A.Ş.)	**53.834**	51.656
Other	**6.618**	3.242
	408.333	267.089
Less: Discount	**(2.353)**	(650)
Total	**405.980**	266.439

Due to related parties	June 30, 2006	December 31, 2005
Fiat	**481.038**	309.644
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako - Associate company of Fiat)	**11.346**	5.853
Comau S.p.A. (Comau - Associate company of Fiat)	**6.548**	1.701
Birmot	**210**	243
Others	**13.760**	10.676
	512.902	328.117
Less: Discount	**(3.637)**	(1.141)
Total	**509.265**	326.976

Other current liabilities	June 30, 2006	December 31, 2005
Fiat	**10.299**	8.421
Other	**1.222**	3.520
Total	**11.521**	11.941

As of June 30, 2006, time and demand deposits of the Company amounting to YTL 370.087 (December 31, 2005 - YTL 402.345) and YTL 48.418 (December 31, 2005 - YTL 3.888) are deposited at Koçbank A.Ş. and Yapı ve Kredi Bankası A.Ş., respectively.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

Related party transactions

Sales	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Fiat	**908.187**	**574.147**	515.102	224.304
Birmot	**210.289**	**131.922**	214.421	140.137
Other	**3.690**	**3.061**	4.464	2.090
Total	**1.122.166**	**709.130**	733.987	366.531

Domestic purchases	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Mako - Associate company of Fiat	**29.113**	**16.290**	30.404	17.009
Powetrain Mekanik Sanayi ve Ticaret Limited Şirketi - Associate company of Fiat	**15.254**	**7.567**	27.561	15.048
Beko Ticaret Anonim Şirketi (*)	**14.863**	**8.087**	6.275	4.151
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. (*)	**7.563**	**3.525**	7.913	3.070
Döktaş Ticaret Sanayi ve Anonim Şirketi (*)	**2.396**	**1.276**	2.224	927
Ram Sigorta Aracılık A.Ş. (*)	**5.302**	**3.010**	4.515	266
Others	**9.667**	**2.116**	7.894	2.475
Total	**84.158**	**41.871**	86.786	42.946

(*) Subsidiary of Koç Holding A.Ş.

	June 30, 2006		June 30, 2005	
Foreign Purchases	**Materials and Services**	**Tangible and Intangible Assets**	Materials and Services	Tangible and Intangible Assets
Fiat	**761.069**	**-**	471.110	63
Kofisa S.A. - Associated company of Fiat	**411**	**3.742**	996	-
Other	**1.166**	**10.254**	1.544	-
Total	**762.646**	**13.996**	473.650	63

Interest and other income from related parties, during the six months period ended June 30, 2006 amounts to YTL 31.856 (June 30, 2005 - YTL 13.429).

Salaries and similar benefits paid to the top management (18 people) (June 30, 2005 - 22 people) amounted to YTL 3.859 (June 30, 2005 - YTL 1.916).

During 2006, research and development services obtained from related parties amounts to EUR 6.132.000 (YTL 11.859) and included in intangible assets (June 30, 2005- none).

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES

a) Other Receivables

	June 30, 2006	December 31, 2005
Short-term consumer financing loans	**2.084**	1.146
Non-performing loans	**2.774**	2.750
	4.858	3.896
Provision for loan impairment	**(2.402)**	(2.274)
Total	**2.456**	1.622
Long-term consumer financing loans	**21.161**	7.286
Total	**21.161**	7.286

As of June 30, 2006, YTL loans originated by the Group bear monthly fixed interest rates ranging between 1,20% - 2,10% per month (December 31, 2005 - 1,25%- 2,07%).

The maturies of long-term consumer financing loans are as follows:

	June 30, 2006	December 31, 2005
2007	**1.439**	2.359
2008	**4.702**	3.549
2009	**8.903**	1.378
2010	**6.117**	-
Total	**21.161**	7.286

Movements in the allowance for impairment for June 30, 2006 and December 31, 2005 is as follows:

	June 30, 2006	December 31, 2005
January 1,	**2.274**	2.381
Loan impairment expense during the year	**128**	88
Recoveries from loans under follow-up	**-**	(195)
	2.402	2.274

The Group has obtained YTL 500 of mortgages and YTL 30.683 of pledge rights as a guarantee for the consumer financing loans (December 31, 2005 - YTL 500 and YTL 12.811).

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES (continued)

b) Other Payables

	June 30, 2006	December 31, 2005
Taxes and funds payable	**5.119**	23.221
Social securities payable	**5.007**	4.825
Payable to personnel	**3.071**	5.165
Other	**531**	1.773
	13.728	34.984

c) Other Financial Liabilities

The Group does no have any financial liabilities as of June 30, 2006 (December 31, 2005 - None).

11. BIOLOGICAL ASSETS

None.

12. INVENTORIES

	June 30, 2006	December 31, 2005
Raw materials, net of reserve for obsolescence of YTL 5.230 (December 31, 2005 - YTL 1.661)	**50.254**	39.457
Work-in-process	**17.434**	15.596
Finished goods, net of reserve for obsolescence of YTL 982 (December 31, 2005 - YTL 1.344)	**24.343**	15.635
Spare parts	**21.717**	21.590
Imported vehicles	**28.406**	32.023
Goods-in transit and advances given	**31.360**	24.226
Total	**173.514**	148.527

13. RECEIVEBLES FROM CONSTRUCTION PROJECTS IN PROGRESS, net

None.

(Currency – Thousands of New Turkish Liras (YTL))

14. DEFERRED TAX ASSETS AND LIABLITIES

The breakdown of temporary differences and the resulting deferred tax assets as of June 30, 2006 and December 31, 2005, using the effective tax rates were as follows :

	Cumulative temporary differences		Deferred tax assets / (liabilities)	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Employee termination benefits reserve	(50.192)	(46.398)	10.038	13.919
Warranty provision	(63.284)	(53.345)	18.985	16.003
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	254.638	154.982	(41.158)	(46.494)
Cumulative gain on the hedging	15.220	(45.170)	(4.566)	13.551
Investment allowance (Note 30)	(493.899)	(1.442.192)	50.378	147.104
Unused tax loss carryforward of KFK	(20.918)	(22.875)	4.184	6.862
Current year tax loss of Tofaş	(31.385)	-	9.416	-
Other temporary differences	2.278	(376)	(749)	113
Deferred tax asset, net			46,528	151.058
Impairment for deferred tax asset (KFK's deferred tax asset)			(3.087)	(6.864)
Deferred tax asset, net			43.441	144.194

The movement on the deferred tax account is as follows:

	June 30, 2006	December 31, 2005
Deferred tax asset at beginning of the period / year	144.194	159.910
Deferred tax (charge) / credit for the period / year	(82.636)	(20.236)
Amount accounted under equity	(18.117)	4.520
Deferred tax assets at period / year end	43.441	144.194

(Currency – Thousands of New Turkish Liras (YTL))

15. OTHER CURRENT/NON-CURRENT ASSETS

a) Other Current Assets

	June 30, 2006	December 31, 2005
VAT deductible	**15.845**	16.559
Prepaid expesenses	**2.872**	465
Accrued income	**473**	128
Other	**4.617**	3.624
	23.807	20.776

b) As of June 30, 2006, the Group has other non-current assets amounting to YTL 46 (December 31, 2005 - YTL 57).

16. AVAILABLE FOR SALE FINANCIAL ASSETS

As of June 30, 2006 and December 31, 2005, the available for sale financial assets of the Group comprised the following:

	Percentage of Interest	June 30, 2006	December 31, 2005
Entek Elektrik Üretimi A.Ş.	13.33 %	**30.684**	30.684
		30.684	30.684

As of June 30, 2006 and December 31, 2005, the participation has been reflected at its assessed fair value of YTL 30.684, which is derived from the appraisal study dated December 29, 2005. The increase of YTL 18.949, that has stemmed from fair value measurement of the participation is presented in the "revaluation surplus of financial assets" account under shareholders equity.

17. POSITIVE/(NEGATIVE) GOODWILL

None.

18. INVESTMENT PROPERTIES

None.

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the period ended June 30, 2006, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2005, net of accumulated depreciation	**94.614**	**145.955**	**185.106**	**27.793**	**5.868**	**4.892**	**22.438**	**486.666**
Additions	-	-	-	255	-	325	94.951	95.531
Disposals	-	-	-	-	(1.421)	-	-	(1.421)
Transfers	4.660	3.984	3.243	2.424	1.175	1.135	(16.621)	-
Accumulated depreciation of disposals	-	-	-	-	1.092	-	-	1.092
Depreciation charge for the period	(2.015)	(10.303)	(28.879)	(4.222)	(1.140)	(354)	-	(46.913)
At June 30, 2006, net of accumulated depreciation	**97.259**	**139.636**	**159.470**	**26.250**	**5.574**	**5.998**	**100.768**	**534.955**
At June 30, 2006								
Cost	255.676	931.626	1.023.625	200.158	25.459	6.836	100.768	2.544.148
Accumulated depreciation	(158.417)	(791.990)	(864.155)	(173.908)	(19.885)	(838)	-	(2.009.193)
Net carrying amount	**97.259**	**139.636**	**159.470**	**26.250**	**5.574**	**5.998**	**100.768**	**534.955**

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the year ended December 31, 2005, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2004, net of accumulated depreciation	99.479	187.260	215.005	28.741	6.413	3.811	21.464	562.173
Additions	1.386	130	-	8.482	3.460	1.272	47.645	62.375
Disposals	(13.766)	(7.506)	(1.337)	(273)	(4.318)	-	-	(27.200)
Transfers	-	6.577	40.084	10	-	-	(46.671)	-
Accumulated depreciation of disposals	13.750	7.506	1.337	273	2.756	-	-	25.622
Depreciation charge for the year	(6.235)	(48.012)	(69.983)	(9.440)	(2.443)	(191)	-	(136.304)
At December 31, 2005, *net of accumulated depreciation*	**94.614**	**145.955**	**185.106**	**27.793**	**5.868**	**4.892**	**22.438**	**486.666**
At December 31, 2005								
Cost	251.016	927.642	1.020.382	197.479	25.705	5.376	22.438	2.450.038
Accumulated depreciation	(156.402)	(781.687)	(835.276)	(169.686)	(19.837)	(484)	-	(1.963.372)
Net carrying amount	**94.614**	**145.955**	**185.106**	**27.793**	**5.868**	**4.892**	**22.438**	**486.666**

Restrictions on Assets

As of June 30, 2006 and December 31, 2005, there are no restrictions on assets.

(Currency – Thousands of New Turkish Liras (YTL))

20. INTANGIBLES, net

During the period ended June 30, 2006 and December 31, 2005, the movement of intangibles is as follows:

	License Fee and Development Costs	Others	Total
At December 31, 2005, net of accumulated depreciation	**142.337**	**1.516**	**143.853**
Additions	**110.573**	**2.472**	**113.045**
Depreciation charge for the year	**(8.084)**	**(403)**	**(8.487)**
At June 30, 2006, net of accumulated depreciation	**244.826**	**3.585**	**248.411**
At June 30, 2006			
Cost	**375.785**	**18.645**	**394.430**
Accumulated depreciation	**(130.959)**	**(15.060)**	**(146.019)**
Net carrying amount	**244.826**	**3.585**	**248.411**

	License Fee and Development Costs	Others	Total
At December 31, 2004, net of accumulated depreciation	34.932	992	35.924
Additions	123.215	1.315	124.530
Depreciation charge for the year	(15.810)	(791)	(16.601)
At December 31, 2005, net of accumulated depreciation	142.337	1.516	143.853
At December 31, 2005			
Cost	265.212	16.173	281.385
Accumulated depreciation	(122.875)	(14.657)	(137.532)
Net carrying amount	142.337	1.516	143.853

21. ADVANCES TAKEN

None.

22. EMPLOYEE PENSION PLANS

None.

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS

a) Short-term Provisions

	June 30, 2006	December 31, 2005
Warranty provision	**63.284**	53.345
Provision for sales discount	**18.325**	2.136
Royalty expense provision	**8.070**	7.484
Services from third parties	**2.481**	1.323
Price difference provision	**19.373**	-
Research and development expense provision	**11.600**	-
Provision for additional tax assesment (Not 34)	**10.696**	-
Other	**11.010**	2.132
Total	**144.839**	66.420

The warranty provision movement for the periods ended June 30, 2006 and December 31, 2005 is as follows:

	June 30, 2006	December 31, 2005
Balance as of January 1	**53.345**	44.247
Utilized	**(9.301)**	(20.686)
Provision for the period / year	**19.240**	29.784
	63.284	53.345

b) Long-term Provisions

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical YTL 1.771 (in full YTL)) (December 31, 2005 - YTL 1.727 (in full YTL)) per year of employment at the rate of pay applicable at the date of retirement or termination.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

	June 30, 2006	December 31, 2005
Discount rate (per annum)	**5,49%**	5,49%
Estimated turnover rate for retirement	**99%**	99%

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS (continued)

Movements in reserve for employee termination benefits during the years ended with June 30, 2006 and December 31, 2005 is as follows:

	June 30, 2006	December 31, 2005
Balance as of January 1	**46.398**	38.457
Payments	**(1.689)**	(3.468)
Charge for the period / year	**5.483**	11.409
	50.192	46.398

24. MINORITY INTEREST

None.

25. SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL AND EQUITY INVESTMENTS

Registered capital ceiling of the Company is YTL 1.000.000. The Company's historical authorized and issued share capital as of June 30, 2006 and December 31, 2005 is YTL 500.000. As of June 30, 2006 and December 31, 2005 it is consisted of 50.000.000.000 shares with YTL 0.01 (full YTL) par value each. As of June 30, 2006 and December 31, 2005, the breakdown of issued share capital of the Company is as follows:

		June 30, 2006		December 31, 2005	
	Share Group	**Amount (Historical YTL)**	%	Amount (Historical YTL)	%
Fiat Auto S.p.A.	D	**189.280**	**37,86**	189.280	37,86
Koç Holding A.Ş.	A	**187.938**	**37,59**	187.938	37,59
Koç Holding companies and Koç family	A	**1.342**	**0,27**	1.342	0,27
Other, including publicly traded shares	E	**121.440**	**24,28**	121.440	24,28
Total Paid in Share Capital		**500.000**	**100,00**	500.000	100,00

The shareholders holding A and D group shares have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemption rights in buying each other's shares. The Group's Articles of Association requires votes of 75% of shareholders during General Assembly resolutions.

(Currency – Thousands of New Turkish Liras (YTL))

26. CAPITAL RESERVES

The effect of restatement of share capital included in the balance sheet as of June 30, 2006 and December 31, 2005 consists of the following:

	June 30, 2006	December 31, 2005
Issued share capital	**348.382**	348.382
Statutory inflation adjustment which were not offset	**1.153**	1.153
Total	**349.535**	349.535

In 2004, the Group has net-off from share capital accounts, the balancing figure amounting to YTL 616.602 which was accounted under prior year losses account as of December 31, 2003. As of December 31, 2004, except for the inflation adjustment on paid-in share capital amounting to YTL 348.382, there is YTL 16.681 of statutory inflation adjustment which were not off-set. In 2005, the Group has transferred YTL 15.528 from this account to paid-in share capital. Furthermore in 2005, the Group has transferred the gain on sale of fixed asset amounting to YTL 31.632 and retained earnings balance of YTL 2.840 to paid-in share capital balance. Accordingly, the share capital balance has been increased to YTL 500.000.

27-28. LEGAL RESERVES - RETAINED EARNINGS

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

The public companies distribute dividends in accordance with the CMB regulations, which can be summarised as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet (financial statements as of December 31, 2003), in accordance with Communique XI-25 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, unappropriated prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items.

According to the decisions taken at the General Assembly meeting held on April 20, 2006, the Group has distributed cash dividend from 2005 profit amounting to YTL 50.000.

29. FOREIGN CURRENCY POSITION

The foreign currency position of the Group as of June 30, 2006 and December 31, 2005 is as follows:

	June 30, 2006					
	USD $ (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other Foreign Currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	1.780	2.853	83.268	167.327	-	170.180
Trade receivables (including due from related parties)	10.105	16.197	175.994	353.659	-	369.856
Other current assets	2.620	4.200	31.407	63.112	42	67.354
Total YTL equivalent of foreign currency assets	14.505	23.250	290.669	584.098	42	607.390
Bank borrowings	-	-	189.982	381.769	-	381.769
Trade payables (including due to related parties)	-	-	249.392	501.153	-	501.153
Advances taken and other liabilities	93	149	22.288	44.788	-	44.937
Total YTL equivalent of foreign currency liabilities	93	149	461.662	927.710	-	927.859
Net foreign currency position		23.101		(343.612)	42	(320.469)(*)

	December 31, 2005					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	782	1,049	74,460	118,205	-	119,254
Trade receivables (including due from related parties)	5,509	7,392	138,854	220,430	-	227,822
Other current assets	52	70	1,558	2,474	-	2,544
Total YTL equivalent of foreign currency assets	6,343	8,511	214,872	341,109	-	349,620
Short-term bank borrowings	-	-	154,206	244,803	-	244,803
Trade payables (including due to related parties)	203	272	235,884	374,466	3	374,741
Advances taken and other liabilities	39	53	9,181	14,575	-	14,628
Total YTL equivalent of foreign currency liabilities	242	325	399,271	633,844	3	634,172
Net foreign currency position		8,186		(292,735)	(3)	(284,552)(*)

(*) As explained in Note 6, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat/Peugeot Citroen Automobiles SA. Accordingly, net foreign currency exposure of the Group as of June 30, 2006, is YTL 61.300 (foreign currency liabilities position). ((December 31, 2005 - YTL 39.749) (foreign currency asset position)).

(Currency – Thousands of New Turkish Liras (YTL))

30. INVESTMENT ENCOURAGEMENT CERTIFICATES

Investment Grants

The Group has obtained investment encouragement certificates in connection with certain major capital expenditures.

With the new law enacted, effective from January 1, 2006, Turkish government had ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for them. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008.

There is no investment allowances amount used in 2006 (December 31, 2005 - YTL 16.633) . As of June 30, 2006 the amount of unused investment allowances is YTL 1.496.338 (December 31, 2005 - YTL 1.442.192). Based on the projections prepared by the Group Management, the investment allowance to be utilized until December 31, 2008 is estimated as YTL 493.899. Accordingly, the effect of unused investment allowances previously booked as deferred tax assets amounting to YTL 96.726 is charged expensed on the current year income statements.

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Litigations

As of June 30, 2006 the total amount of outstanding legal claims brought against the Group is YTL 2.171 (December 31, 2005 - YTL 2.023). The Group has reflected a reserve amounting to YTL 736 (December 31, 2005 - YTL 731) in the financial statements.

Bank Letters of Guarrantee

The breakdown of letters of guarrantee given by the Group as of June 30, 2006 and December 31, 2005 is as follows:

		June 30 2006	December 31 2005
a) Letters of guarrantee given to banks, customs and suppliers:	YTL	**9.582**	4
	USD$	**100.000**	100.000
	EURO	**193.040**	2.000.000
b) Letters of guarrantee given for short-term and long-term bank borrowings :	YTL	**16.886**	22.190
c) Other :	YTL	**83**	1.256

(Currency – Thousands of New Turkish Liras (YTL))

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Other

The Group has USD 658 million of export commitments to be realized before the end of year 2007, in connection with its export incentice certificates USD 593 million of the commitment is realized as of June 30, 2006. (December 31, 2005, the Group had three export incentive certificates that entitle the Group to realize USD 572 million of exports till the end of the expiration dates. As of December 31, 2005 the Group has realized USD 1.958 million in total.)

As of June 30, 2006, the unused letter of credit issued for the purchase of raw materials and supplies amounts to Euro 790.615 (December 31, 2005 - Euro 2.487.822). As of June 30, 2006, the unused letter of credit issued for the purchase of fixed assets amounts to Euro Euro 11.682.000 (December 31, 2005 - Euro 12.099.000).

The Group will realize investment amounting to Euro 172 million and Euro 350 million according to the agreement signed related with the two investment projects to be completed in 2007 and 2008. A part of the development work is carried out by Fiat and the development cost charged by Fiat in 2006 amounting to Euro 6 million (June 30, 2005 - None).

32. MERGERS AND AQUISITIONS

None.

33. SEGMENT REPORTING

None.

34. SUBSEQUENT EVENTS

During the course of 2005 the Group was subject to a formal tax investigation. Following the completion of the tax investigation, the Group was presented with reports, assessing additional tax payments and delay interest total of which amounted to YTL 17.701. The additional tax assessment mainly related to the recognition of value added and withholding taxes on service invoices and stamp taxes. In connection with this claim the Group has applied to Reconciliation Committee of the Ministry of Finance. According to the final decision of Reconciliation Committee dated July 20, 2006, the Group has been liable for an additional tax liability amounting to YTL 10.696 and the related provision is reflected to the income statement.

35. DISCONTINUING OPERATIONS

None.

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME

a) Net Sales

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Export sales	**782.240**	**438.969**	580.342	271.051
Domestic sales	**715.168**	**453.385**	684.056	455.001
Total	**1.497.408**	**892.354**	1.264.398	726.052

b) Other income from operational activities

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Income from direct material sales	**6.207**	**3.709**	12.532	5.956
Income from mould sales	**763**	**-**	5.052	258
Income from scrap sales	**7.326**	**4.484**	6.497	3.484
Packaging income	**4.494**	**2.480**	4.409	2.178
Other	**1.614**	**1.133**	2.977	1.643
Total	**20.404**	**11.806**	31.467	13.519

c) Cost of Sales

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Direct material expense	**1.012.409**	**602.917**	892.496	503.030
Direct labor expense	**33.529**	**19.162**	29.070	16.447
Depreciation expense	**45.186**	**15.299**	58.704	29.505
Other production expenses	**46.321**	**25.145**	49.577	23.278
Total cost of production	**1.137.445**	**662.523**	1.029.847	572.260
Change in work-in-process	**(1.838)**	**(1.482)**	4.300	13.225
Change in finished goods	**(8.708)**	**(3.546)**	(18.576)	(12.309)
Cost of merchandise sold	**193.371**	**110.643**	118.026	63.747
Cost of other sales	**5.754**	**3.193**	12.343	7.393
Total	**1.326.024**	**771.331**	1.145.940	644.316

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

d) Production and Sales Quantities

	Production		Sales	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Doblo	**68.861**	55.836	**68.611**	55.328
Albea	**11.847**	13.299	**11.902**	12.348
Palio - Palio Van	**3.143**	7.550	**3.450**	7.340
CKD demonte	**4.128**	4.944	**4.128**	4.944
Kuş Serisi	**1.729**	924	**1.040**	894
Marea	**391**	609	**343**	787
Ducato	-	-	**1.261**	1.203
Punto	-	-	**7.221**	672
Strada	-	-	**366**	406
Idea	-	-	**284**	391
Alfa Romeo	-	-	**369**	429
Stilo	-	-	**118**	384
Panda	-	-	**107**	365
Ferrari	-	-	**14**	-
Maserati	-	-	**8**	-
Total	**90.099**	83.162	**99.222**	85.491

37. OPERATING EXPENSES

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Selling and marketing expense	**81.036**	**48.215**	73.458	43.886
Research and development expense	**44.044**	**22.291**	47.364	24.331
General and administrative expense	**3.546**	**905**	6.267	1.860
Total	**128.626**	**71.411**	127.089	70.077

a) Selling and Marketing Expense

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Warranty expenses	**20.218**	**13.777**	18.873	12.002
Personnel expenses	**14.660**	**7.585**	12.345	5.666
Royalty expenses	**7.989**	**5.720**	10.379	6.976
Advertisement expenses	**12.725**	**6.827**	8.578	5.321
Shipment and insurance expenses	**9.444**	**5.706**	7.446	3.678
Packaging expenses	**2.795**	**1.478**	2.787	1.497
Other selling and marketing expenses	**13.205**	**7.122**	13.050	8.746
Total	**81.036**	**48.215**	73.458	43.886

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES (continued)

b) General and Administrative Expense

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Personnel expenses	14.706	7.870	13.636	6.351
Depreciation and amortization expenses	9.783	4.765	16.615	8.213
Other general and administrative expenses	19.555	9.656	17.113	9.767
Total	44.044	22.291	47.364	24.331

c) Depreciation and Amortization Expense

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Cost of production	45.186	15.299	58.704	29.505
Research and development expenses	9.783	4.765	16.615	8.213
General and administrative expenses	429	186	844	427
Total	55.398	20.250	76.163	38.145

d) Personnel Expense and Avarage Number of Employees

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Wages and salaries	88.361	46.729	82.223	43.979
Labor expenses charged by subcontractors	1.544	786	1.275	577
Other social expenses	7.612	4.083	5.004	2.526
Total	97.517	51.598	88.502	47.082

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS

a) Other Operating Income and Gains

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Research and development income	4.426	2.550	3.077	262
Rent income	610	279	692	355
Gain on sale of fixed assets	100	100	36.781	36.539
Dividend income	-	-	800	800
Others	2.043	722	4.100	2.208
	7.179	3.651	45.450	40.164

The gain on sale of fixed asset amounting to YTL 31.632 has been transferred to share capital in 2005 (Note 26).

(Currency – Thousands of New Turkish Liras (YTL))

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS (continued)

b) Other Operating Expense and Losses

As of June 30, 2006, the Group have other operating expenses of YTL 192 (December 31, 2005 - YTL 30). Related with the additional tax payment, the Group has booked YTL 10.696 on the other operating expenses and losses.

39. FINANCIAL INCOME / EXPENSE

	June 30, 2006 Cumulative	June 30, 2006 First Quarter	June 30, 2005 Cumulative	June 30, 2005 First Quarter
Financial Income				
Foreign exchange gain	**84.622**	**71.219**	54.461	51.058
Interest income	**51.322**	**28.582**	35.479	23.423
Other financial income	**1.500**	**1.352**	984	903
Total financial income	**137.444**	**101.153**	90.924	75.384
Financial Expense				
Foreign exchange loss	**(73.021)**	**(63.354)**	(52.566)	(47.213)
Interest expense	**(15.042)**	**(9.913)**	(8.863)	(6.260)
Total financial expense	**(88.063)**	**(73.267)**	(61.429)	(53.473)
Financial income, net	**49.381**	**27.886**	29.495	21.911

40. NET MONETARY GAIN / LOSS

In accordance with the announcement of CMB dated March 17, 2005, the inflation accounting application has been ceased by January 1, 2005, therefore there is no monetary gain/loss incurred as of June 30, 2006 and 2005.

41. TAXATION

The Group is subject to taxation in accordance with the tax regulation and the legislation effective in Turkey.

In Turkey, the corporation tax rate for the fiscal year beginning January 1, 2005 was 30%. Effective from January 1, 2006 corporate tax rate is reduced to 20%. Corporate tax returns are required to be filed by the twenty-fifth day of the fourth month following the balance sheet date and taxes must be paid in one installment by the end of the fourth month. The tax legislation provides for a temporary tax of 20% (2005 - 30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax was computed on the statutory income tax base without any adjustment for inflation accounting. Starting from January 1, 2004, the statutory financial statements from which taxable income is derived are adjusted for inflation. Accumulated earnings arising from the first application of inflation accounting on the December 31, 2003 balance sheet are not subject to corporation tax, and similarly accumulated deficits arising from such application are not deductible for tax purposes. Moreover, accumulated tax loss carry-forwards related to 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

In addition, the Turkish government offers investment incentives to companies that make certain qualifying capital investments in Turkey. Prior to April 24, 2003, the total amount of qualifying capital investments was deducted from taxable income and the remainder of taxable income, if any, was taxed at the corporate rate. A withholding tax of 19.8% was applied to the total amount of qualifying capital investments. With effect from April 24, 2003, the investment incentives scheme was amended such that companies are no longer subject to a withholding tax, but rather directly deduct 40% of qualifying capital investments from their annual taxable income. In addition, corporations that had unused qualifying capital investment amounts from periods prior to April 24, 2003 were entitled to carry forward these and apply the 19.8% withholding tax to these amounts in the manner described above. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for them. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. As of June 30, 2006, the tax loss carry forward of the Group is YTL 52.303 (December 31, 2005 - YTL 22.875).

For the years ended June 30, 2006 and December 31, 2005, the analysis of the tax expense in the income statement is as follows:

	June 30, 2006	June 30, 2005
Current tax charge	-	(17.130)
Deferred tax charge	**(82.636)**	(201)
	(82.636)	(17.331)

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of June 30, 2006 and December 31, 2005 are as follows:

	June 30, 2006	December 31, 2005
Net income before provision for taxes	**109.986**	97.751
Income tax charge at effective tax rate	**(32.708)**	(29.325)
Effect of investment allowances - amount used during current period	-	325
Effect of change in tax rates	**15.622**	-
Effect of unused investment allowances	-	8.075
Effect of investment allowances that can not be utilised until December 31, 2008	**(96.726)**	-
Non-taxable income	-	9.923
Effect of restatement of certain non-monetary items and others	**27.399**	(6.926)
Allowance for deferred tax asset of KFK	**3.777**	597
	(82.636)	(17.331)

42. EARNINGS PER SHARE

Earnings per share is determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned. As of June 30, 3006 and 2005, the weighted average number of shares outstanding is 50.000.000.000 and earnings per share is Yeni Kuruş 0,055 and Yeni Kuruş 0,16, respectively.

(Currency – Thousands of New Turkish Liras (YTL))

43. CASH FLOW STATEMENT

	June 30, 2006	June 30, 2005
Cash flows from operating activities		
Net income before monetary gain and provision for taxes	109.986	97.751
Reconciliation between net income before monetary loss and taxation and cash generated from operating activities		
Depreciation and amortization	55.398	76.163
Interest expense	15.042	8.863
Provision for employment termination benefits	5.483	7.662
Gain on sale of property, plant and equipment	(100)	(36.781)
Warranty provision	19.240	18.873
Provision for additional tax charge	10.696	-
Operating income before working capital changes	215.745	172.531
Net working capital changes in-		
Trade receivables and due from related parties	(102.224)	(45.831)
Inventories	(24.987)	(2.235)
Other current/non current assets and other receivables	(17.729)	2.440
Trade payables and due to related parties	267.362	95.350
Other current liabilities	36.526	36.121
Other long term liabilities	-	(23)
Employment termination benefits paid	(1.689)	(625)
Warranty payments	(9.301)	(9.506)
Net cash provided by operating activities	363.703	248.222
Cash flows from investing activities		
Investment securities	(727)	(21.712)
Deposits maturities over three months	15.000	-
Purchase of property, plant, equipment	(95.531)	(23.500)
Purchased and internally developed intangibles	(113.045)	(155)
Proceeds from sale of property, plant and equipment	429	37.502
Net cash used in investing activities	(193.874)	(7.865)
Cash flows from financing activities		
Dividend paid	(50.000)	(30.000)
Net change in bank loans	73.071	(36.452)
Interest paid	(14.193)	(5.830)
Net cash provided by / (used in) financing activities	8.878	(72.282)
Net increase in cash and cash equivalents	178.707	168.075
Cash and cash equivalents at the beginning of the year	458.726	279.409
Cash and cash equivalents at the end of the year	637.433	447.484

(Currency – Thousands of New Turkish Liras (YTL))

44. STATEMENT OF CHANGES IN EQUITY

As of December 31, 2005 and 2004 shareholders' equity movement is as follows:

	Share Capital	Share Premium	Legal Reserves	Extraordinary Reserves	Revaluation surplus of financial assets	Inflation Adjustment Effect on Nominal Equity Items	Cumulative gain on the hedging	Accumulated Profits /(Loss)	Net Income for the Period	Total Shareholders' Equity
December 31, 2005	**450.000**	-	-	-	-	**365.063**	**39.095**	-	**33.697**	**887.855**
Transfers	-	-	-	-	-	-	-	**33.697**	**(33.697)**	-
Gain on the hedging (After the realized gains included in net profit for the year amounting to YTL 8.725)	-	-	-	-	-	-	**24.472**	-	-	**24.472**
Dividend distribution (*)	-	-	-	-	-	-	-	**(30.000)**	-	**(30.000)**
Revaluation surplus of financial assets	-	-	-	-	**23.769**	-	-	-	-	**23.769**
Transfers to share capital	**50.000**				-	**(15.528)**		**(2.840)**	**(31.632)**	-
Net profit for the year	-	-	-	-	-	-	-	-	**80.420**	**80.420**
June 30, 2006	**500.000**	-	-	-	**23.769**	**349.535**	**63.567**	**857**	**48.788**	**986.516**
December 31, 2005	**500.000**	-	-	-	**18.951**	**349.535**	**58.721**	**857**	**110.213**	**1.038.277**
Gain on the hedging (After the realized gains included in net profit for the year amounting to YTL 2.600)	-	-	-	-	-	-	**(78.506)**	**110.213**	**(110.213)**	**(78.506)**
Dividend distribution (*)	-	-	-	-	-	-	-	**(50.000)**	-	**(50.000)**
Revaluation surplus of financial assets	-	-	-	-	**(605)**	-	-	-	-	**(605)**
Net profit for the year	-	-	-	-	-	-	-	-	**27.350**	**27.350**
June 30, 2006	**500.000**	-	-	-	**18.346**	**349.535**	**(19.785)**	**61.070**	**27.350**	**936.516**

45. OTHER MATTERS

Additional paragraph for convenience translation to English:

The effect of the differences between the accounting principles summarized in Note 2 and the accounting principles generally accepted in countries in which the financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the financial statements. The accounting principles used in the preparation of the financial statements differ from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the financial statements are not intended to present the Group's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.

RECEIVED
2006 SEP 12 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 23.08.2006

Number of the Decision : 2006/12

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. Kudret ÖNEN	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member&CEO-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Mert BAYRAM	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Serkan ÖZYURT	: Auditor

SUBJECT: Discussion of Company Financial Statements as of June 30, 2006 and submittal of them to CMB and Istanbul Stock Exchange for promulgation.

The Members of Auditing Committee of our Board of Directors have proposed to adopt the following resolution on the consolidated financial statements and footnotes of the Company pursuant to paragraph 2 of Turkish Commercial Code 330.

With regards to the consolidated financial statements of our Company as of 30.06.2006, it is hereby resolved to submit the independent auditing limited review report signed and submitted on 23.08.2006 by Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi, an Affiliated Firm of Ernst & Young International, to Capital Market Board and Istanbul Stock Exchange for promulgation purposes in order for the Board of Directors to determine that they are prepared in line with the information retained by the Partnership and reviewed in accordance with the regulations, and they correctly reflect the financial status and activity results of our Company as of the mentioned interim period and the report does not contain any false statements with regards to important issues or any deficiencies that may be misleading as of the date of statement pursuant to resolution 29/692 of Capital Market Board on 5.6.2003.

MUSTAFA V. KOÇ **Chairman**	**SERGIO MARCHIONNE** **Vice Chairman**
F. BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
ALFREDO ALTAVILLA **Member&CEO**	**KUDRET ÖNEN** **Member**
PAOLO MONFERINO **Member**	**DIEGO PISTONE** **Member**